December 2, 2008

Terry French
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:          Law Enforcement Associates Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed April 29, 2008
Forms 10-Q for the Quarterly Periods Ended September 30, 2008
File No. 1-32565

Dear Mr. French:

On behalf of Law Enforcement Associates Corporation (the “Company”), I am writing in response to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated November 10, 2008 (the “Comment Letter”) with respect to the Company’s annual report on Form 10-K for the year ended December 31, 2007 (“Form 10-K”) and its quarterly report filed on Form 10-Q for the quarter ended September 30, 2008 (“Form 10-Q”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter above each of the Company’s corresponding responses.

STAFF COMMENT:

1.
We note that your “disclosure controls and procedures were not effective as they needed to be and that material weaknesses existed as of December 31, 2007.” Please revise to clearly indicate whether your disclosure controls and procedures were effective or not effective as of December 31, 2007.

MANAGEMENT RESPONSE:

During 2007, the Company did not have an active audit committee nor have a separate chief financial officer apart from our chief executive officer. In addition, the Company experienced turnover and instability in accounting positions. Based on the above, the Company’s disclosure controls and procedures were not effective as of December 31, 2007.

STAFF COMMENT:

2.
We refer to the following sentence found at the end of the second paragraph on page 17: “There has been no change in our internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting subsequent to the date of this report except as noted above.”

In accordance with Item 308T(b) of Regulation S-K, please revise to disclose the changes in your internal control over financial reporting identified in connection with management’s evaluation during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. It appears that changes may have been made in your internal controls during the last fiscal quarter of 2007. Please revise accordingly.

MANAGEMENT RESPONSE:

During the 1st quarter of 2008 but prior to the issuance of the Company’s Form 10-K for the fiscal year ended December 31, 2007, the Company added a controller/CFO position to improve internal controls over financial reporting and experienced more formal audit committee involvement.

STAFF COMMENT:

3.
We refer to management’s annual report on internal control over financial reporting. You state that “management has concluded that, as of December 31, 2007, [y]our internal control over financial reporting is effective” based upon the COSO criteria. However, on page 16 you state that material weaknesses existed as of December 31, 2007. Please tell us how you were able to conclude that your internal controls over financial reporting were effective despite existing material weaknesses.

MANAGEMENT RESPONSE:

Material weaknesses in our internal controls did exist as of December 31, 2007. Based on these weaknesses, internal controls over financial reporting were not effective as of December 31, 2007. During the 1st quarter of 2008, the Company hired a new controller who is improving internal controls over financial reporting.

STAFF COMMENT:

4.	We note that at December 31, 2007 and 2006, domestic net operating loss carry-forwards of $632,749 and $171,651, respectively, were available to reduce future income taxes.

•	Please explain further your basis for concluding that it is more likely than not that these deferred tax assets are realizable.

•	Describe the nature of the positive and negative evidence you considered in your determination and how that evidence was weighted.

•
Considering the pre-tax losses in the past several years, tell us how you considered the guidance in paragraphs 20 – 25 of SFAS 109 in your accounting for the deferred tax valuation allowance for your loss carry-forwards.

Refer to the guidance provided by the Division of Corporation Finance on financial reporting matters, which is located on our website at: http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P198_34687.

MANAGEMENT RESPONSE:

According to SFAS 109, paragraph 23, “forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years.” Based solely on the Company’s pre-tax losses in the past several years, it would have been easy to justify establishing a deferred tax valuation allowance as of December 31, 2007. However, management also considered the positive evidence (paragraph 24) such as existing firm sales backlog and future forecasted earnings that would produce more than enough taxable income to realize the deferred tax asset.

During the preparation of our 2008 revenue projections and budgeted expenses, management considered three main drivers that should produce taxable income. The existing backlog of firm sales at yearend resulted in a profitable 1st quarter. Management also implemented an aggressive cost reduction plan for 2008, which has significantly reduced the Company’s operating expenses. The third component included adding another revenue stream as of result of the Company acquiring certain assets related to the surveillance vehicle market during the 4th quarter of 2007.

The Company projects taxable earnings for yearend 2008 and expects to have sufficient future taxable income during the carryback periods allowable under the law. Based on the above positive evidence, management concluded that it is more likely than not that these deferred tax assets are realizable.

CLOSING COMMENTS

In connection with our responses to the SEC’s comments above, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter responds adequately to the Staff’s comments. The Company intends to consider the comments above in all future filings. If you have any further comments or questions, please contact me at (919) 872-6210. Thank you for your time and consideration.

Sincerely,

Paul Briggs
CFO

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